125 Broad Street
TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	New York, New York 10004-2498 _____________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

July 19, 2022

VIA EDGAR TRANSMISSION

Jeff Kauten

Josh Shainess

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Symbotic Inc.

Registration Statement on Form S-1

Filed June 29, 2022

File No. 333-265906

Dear Mr. Kauten:

On behalf of Symbotic Inc. (“Symbotic” or the “Company”), set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated July 12, 2022 (the “Comment Letter”) regarding our client’s Registration Statement on Form S-1, filed with the Commission on June 29, 2022 (the “Registration Statement”). For your convenience, this letter is formatted to reproduce your comment in bold text followed by our response, and the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

In addition, Symbotic has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an amendment to the Registration Statement (the “Amended Registration Statement”), which reflects these revisions and updates certain other information.

Securities and Exchange Commission

July 19, 2022

Registration Statement on Form S-1

Cover Page

1.	Please disclose the price that the selling securityholders paid for the securities being registered for resale.

In response to the Staff’s comment, the Company has revised the cover page and also added the disclosure appearing on pages 12 and 40 of the Amended Registration Statement.

2.

We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

In response to the Staff’s comment, the Company has revised the cover page and also added the disclosure appearing on pages 40 and 101 of the Amended Registration Statement.

Future sales, or the perception of future sales…, page 38

3.

To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

In response to the Staff’s comment, the Company has added the disclosure appearing on pages 40 through 41 and 101 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 81

4.

In light of the significant number of redemptions please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has added the disclosure appearing on page 100 of the Amended Registration Statement.

5.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that SVF II SPAC Investment 3 (DE) LLC and Walmart Inc., beneficial owners of 39.5% and 29.6% of your outstanding shares, respectively,

Securities and Exchange Commission

July 19, 2022

will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

In response to the Staff’s comment, the Company has added the disclosure appearing on pages 40 through 41 and 101 of the Amended Registration Statement.

General

6.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. To the extent applicable, disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the cover page and also added the disclosure appearing on pages 12, 40 through 41 and 99 101 of the Amended Registration Statement.

*         *        *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, you can reach me at (212) 558-4312 or at downesr@sullcrom.com.

Sincerely,

/s/ Robert W. Downes

cc:    Michael Loparco

Thomas Ernst

Corey C. Dufresne

(Symbotic Inc.)

George Sampas

Matthew B. Goodman

(Sullivan & Cromwell LLP)

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